

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2019

Scott Koenig, M.D., Ph.D.
President and Chief Executive Officer
Macrogenics, Inc.
9704 Medical Center Drive
Rockville, MD 20850

   **Re: Macrogenics, Inc.**
    **Registration Statement on Form S-3**
    **Filed December 23, 2019**
    **File No. 333-235691**

Dear Dr. Koenig:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jeffrey Gabor at 202-551-2544 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc: Eric W. Blanchard, Esq.